UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Translation of registrant’s name into English)

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K (the “Report”) is hereby incorporated by reference in the registration statements of Gamehaus Holdings Inc. (the “Company”) on Form F-3 (File No. 333-297738), Form S-8 (File No. 333-288231) and Form S-8 (File No. 333-295516) to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Information Regarding Acquisition of Equity Interests of Techforge Co., Ltd

As previously disclosed in the Company’s Form 6-K furnished to the Securities and Exchange Commission on November 4, 2026, the Company entered into (i) a share purchase agreement (the “Techforge Share Purchase Agreement”) with certain existing shareholders (the “Sellers”) of Techforge Co., Ltd (“Techforge”), and (ii) a share subscription agreement (the “Techforge Share Subscription Agreement” and, together with the Techforge Share Purchase Agreement, the “Techforge Acquisition Agreements”) with Techforge. Pursuant to the Techforge Acquisition Agreements, the Company agreed to acquire existing shares of Techforge from the Sellers and subscribe for newly issued shares of Techforge, which, in the aggregate, represents 56.0% of the outstanding equity interests of Techforge on a fully diluted basis, upon consummation of the transactions contemplated thereby (the “Acquisition”).

The transactions contemplated by the Techforge Share Purchase Agreement were consummated on November 9, 2026, and the transactions contemplated by the Techforge Share Subscription Agreement are expected to be consummated in November 2026.

Techforge constitutes a “significant business” of which separate target financial statements and related pro forma financial statements are required under Rule 3-05 and Article 11 of Regulation S-X.

This Report includes the following financial statements: (i) audited consolidated financial statements of Techforge for the fiscal years ended June 30, 2025 and 2026, the notes related thereto, and the report of the independent auditor, Edston Global PAC; (ii) unaudited pro forma condensed combined financial information of the Company for the fiscal year ended June 30, 2026, giving effect to the Acquisition; and (iii) the consent letter of the independent auditor, Edston Global PAC, which are filed as Exhibit 99.1, 99.2 and 23.1, respectively, and incorporated herein by reference.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the Acquisition occurred on the indicated date, or during the operational periods presented, nor is it necessarily indicative of the future financial position or operating results. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

EXHIBITS INDEX

Exhibit No.	Description
23.1	Consent of Edston Global PAC, an independent registered public accounting firm
99.1	Audited Consolidated Financial Statements of Techforge Co., Ltd for the Fiscal Years Ended June 30, 2025 and 2026
99.2	Unaudited Pro Forma Condensed Combined Financial Information for the Fiscal Year Ended June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gamehaus Holdings Inc.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer and Director

Dated: November 10, 2026